July 2, 2007

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Pitney Bowes Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-03579

Dear Mr. Kronforst:

Pitney Bowes Inc. (the Company) is submitting the following response to the Staff’s comment letter dated June 18, 2007, addressed to Michael J. Critelli and relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 filed on March 1, 2007 and the Form 8-K filed on April 30, 2007. In preparing our response, we have utilized subheadings and item number references consistent with your letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7 – Income Taxes, page 60

1.

We note that you reported nearly $1 billion of deferred tax liabilities within discontinued operations as of June 30, 2006. Please tell us more about the nature of these liabilities and explain why classification in discontinued operations was appropriate. In addition, explain to us the extent to which these liabilities related to your $1.1 billion settlement with the IRS.

Response: The nearly $1 billion of deferred tax liabilities included within discontinued operations as of June 30, 2006 relate to the book-tax temporary differences associated with the assets and liabilities of our Capital Services external financing business that was sold to an affiliate of Cerberus Capital Management, L.P. on July 14, 2006. The Capital Services business provided financing for large-ticket asset acquisitions by third parties, often in the form of lease transactions. The financial statement and tax recognition of income and expense items differed for these leases, which generated deferred tax liabilities. The sale of the Capital Services business qualified for discontinued operations treatment in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 and we included these amounts in discontinued operations because they related directly to the assets and liabilities included as part of the discontinued operations.

The nearly $1 billion of deferred tax liabilities included within discontinued operations represented a significant portion of the $1.1 billion tax liability. The $1.1 billion tax liability includes additional taxes due from i) the settlement (primarily related to the tax treatment of corporate owned life insurance, the tax effect of the sale of certain preferred share holdings and the tax treatment of certain lease transactions), ii) the sale of the Imagistics portfolio of leases to DeLage Landen Operational Services, LLC, and iii) the sale of the Capital Services business net of tax bonds previously paid to the Internal Revenue Services (“IRS”).

2.

Please explain to us how the disclosures regarding your tax contingencies evolved from those made in your Form 10-Q for the first quarter of 2006 to the corresponding disclosures in your second and third quarter filings for that year. Your response should describe any changes in circumstances and explain how such changes affected your disclosures throughout the periods covered by these filings. In addition, provide us with a quantitative reconciliation of the amounts related to these contingencies that were reported within your financial statements and footnotes. This reconciliation should roll amounts from the first quarter of 2006 forward through the second and third quarters.

Response: On January 6, 2006, the IRS issued proposed adjustments to our 1995 through 2000 federal income tax returns (previously the IRS had issued proposed adjustments to our 1994 return). A significant portion of these adjustments were temporary in nature and had already been accrued in our deferred tax account. On March 6, 2006, we submitted to the IRS a protest of the proposed adjustments and requested that the IRS Appeals Office consider our arguments regarding the proper tax treatment of these items. As a result of these developments, we disclosed in our first quarter 2006 Form 10-Q, the total additional tax and penalties associated with these adjustments of $390 million and $65 million, respectfully. We also disclosed our intention to file for judicial review, if our attempts to negotiate an appropriate settlement were unsuccessful. We further stated that i) the adjustments could result in the imposition of additional tax and penalties, ii) we had already accrued a significant portion of the additional tax and iii) despite these accruals, the resolution of the matters could materially impact our results, financial position and cash flow. However, accrued liabilities for the related tax positions were not adjusted as a result of these proposed adjustments. At that time, we continued to believe that our accrued taxes represented our best estimate of the expected liability.

On May 17, 2006, we reached tentative agreement with the IRS on all disputed matters arising out of the IRS examination of the Pitney Bowes corporate income tax returns, subject to approval by our Board of Directors and the IRS National Office. Accordingly, in our second quarter 2006 Form 10-Q, we disclosed this tentative agreement. Based on the terms of this tentative agreement, we re-evaluated our best estimate of the probable tax liabilities associated with positions being settled and similar positions through 2006. As a result, during the second quarter, we increased our tax liability by $61 million to bring the total accrued tax liabilities to our best estimate of the probable amounts.

In late August 2006, we signed written agreements with the IRS that reflected terms previously tentatively agreed to, and, in early September 2006, we paid $239 million as partial payment on the settlement. Therefore, our third quarter 2006 Form 10-Q updated the second quarter information to disclose that we had finalized the settlement and had made the $239 million payment. Because the final settlement was consistent with the terms of the tentative settlement, we did not adjust the related tax liabilities during the third quarter.

The following table reconciles the disclosures in our 2006 tax footnotes, including i) a reconciliation of the disclosed 1994 through 2000 potential additional tax and penalties assessment ($390 million and $65 million, respectively), ii) a roll forward of the financial statement amounts related to the tax settlement contingencies and iii) a break down of the $61 million of additional tax expense accrued as a result of the tentative tax settlement in the second quarter of 2006.

Reconciliation of IRS Settlement Contingencies ($ millions)

1994-2000 Tax Years Settlement
First quarter 2006 disclosure of potential additional tax	$ 390
First quarter 2006 disclosure of potential additional penalties	65
Less: Reduction to reflect settlement negotiations	(191)
Net Settlement Liability	$ 264

Financial Statement Amounts Related to 1994-2000 Tax Contingencies
Temporary differences / deferred taxes	$ 35
Liability accrued as of 1/1/06	233
Total tax liabilities @ 1/1/2006 & 3/31/2006	268
Accrual/(release) in second quarter for 1994-2000 years	(4)
1994-2000 Tax Settlement Liability @ 6/30/2006	$ 264

Accrual/(release) in Second Quarter
1994-2000 years	$ (4)
Post-2000 years	24
Interest	41
Total Accrual in Second Quarter	$ 61

Form 8-K filed April 30, 2007

Exhibit 99.1

3.

You disclose that restructuring charges are “infrequent or episodic.” Please explain your basis for this disclosure as it appears inconsistent with the fact that such charges have consistently appear within your statements of operations over an extended period.

Response: In January 2003, we undertook a restructuring program related to realigned infrastructure requirements and reduced manufacturing needs for digital equipment. In connection with this program, we recorded pre-tax restructuring charges between 2003 and 2006. We concluded this restructuring program in December 2006. We did not record any restructuring charges in the first quarter of 2007.

The restructuring charges were part of a single program, which we felt could be appropriately described as infrequent or episodic. However, we acknowledge that the charges for the program were taken over an extended period of time. Consequently, if we undertake another restructuring program in the future, we will reevaluate our descriptive language in light of your comment.

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As requested in your letter, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above comments are responsive to the questions raised by the staff. We would be pleased to answer any further questions on these issues which the staff may have and, if necessary, to meet with them. Should there be any questions, please do not hesitate to call me at (203) 351-7000 or Steven Green at (203) 351-6344.

/s/ Bruce P. Nolop

Bruce P. Nolop

Executive Vice President and

Chief Financial Officer